Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 of our reports dated March 2, 2015, relating to the consolidated financial statements and financial statement schedule of Altisource Portfolio Solutions S.A. and subsidiaries (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph related to the significant transactions with Ocwen Financial Corporation (“Ocwen”), a related party and an emphasis of a matter related to Ocwen uncertainty), and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2014.

/s/ Deloitte and Touche LLP

Atlanta, Georgia
March 2, 2015